

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

<u>Via E-mail</u>
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re: Lennar Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2014**
> **Filed January 23, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 24, 2015**
> **File No. 1-11749**

Dear Mr. Gross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended November 30, 2014</u>

<u>1. Summary of Significant Accounting Policies, page 79</u>
<u>Management Fees Revenue, page 87</u>

1. We note that you recognized as revenue for the Rialto segment $34.7 million of carried interest received from Fund I, which is 15.1% of Rialto revenues. We further note your accounting policy that revenue related to carried interest is only recognized when "the contract terms are met, the contract is at, or near, completion and the amounts are known and collectability is reasonably assured." Considering Fund I is not at or near completion, tell us how you determined it was appropriate to recognize the $34.7 million carried interest distribution as revenue rather than as deferred revenue under the Rialto liabilities section of your consolidated balance sheets.

<u>17. Commitments and Contingent Liabilities, page 126</u>

2. We note your statement that you do not believe a loss contingency for the contract issue to purchase a property in Maryland is probable because the Court's decision in favor of the seller to enforce the contract is contrary to applicable law. In light of the judgment, please provide us with a more comprehensive explanation as to how you determined that the loss contingency associated with the interest, real estate taxes, and attorneys' fees awarded to the seller is not probable. Your discussion should include an explanation as to why you believe the Court's decision is not based in the appropriate law and what specific legal remedies are available to you along with the anticipated timing to resolve this matter.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>III. Compensation Discussion and Analysis, page 18</u>
<u>Annual Cash Incentive Compensation, page 22</u>

3. Please explain how you determined the percentages of pre-tax income that serve as the basis for the payouts under the 2012 Incentive Compensation Plan. See Item 402(b)(1)(v) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott, Staff Attorney, at (202) 551-3570, or in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief